
02003792

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


MAR 01 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26902

3-6-02

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Rutherford, Brown & Catherwood, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1617 JFK Blvd.; Suite 500
(No. and Street)

Philadelphia	Pennsylvania	19103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William D. Karrash (215) 981-0882
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wagner Sharer Murtaugh & Petree
(Name — *if individual, state last, first, middle name*)

1103 Laurel Oak Road; Suite 105B	Voorhees	NJ	08043
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Bedell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rutherford, Brown & Catherwood, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Peter Bedell
Signature

Chairman, President & CEO
Title

Lisa A. Schaub
Notary Public

State of: Pennsylvania
County of: Philadelphia

Notarial Seal
Lisa A. Schaub, Notary Public
Philadelphia, Philadelphia County
My Commission Expires Dec. 25, 2003
Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in ~~Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RUTHERFORD, BROWN & CATHERWOOD, LLC

REPORT ON EXAMINATION OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

for the years ended December 31, 2001 and 2000

CONTENTS

* * *

WAGNER SHARER MURTAUGH & PETREE
Certified Public Accountants
Business Advisors

18 West King Street
Malvern, PA 19355
610-647-7840

Laurelwood Corporate Center
1103 Laurel Oak Road
Suite 105B
Voorhees, NJ 08043

Tel: 856-435-3200
Fax: 856-435-4868
E-mail: wagnersharer.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Rutherford, Brown & Catherwood, LLC

We have audited the accompanying statements of financial condition of Rutherford, Brown & Catherwood, LLC as of December 31, 2001 and 2000, and the related statements of income, changes in members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rutherford, Brown & Catherwood, LLC as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WAGNER SHARER MURTAUGH & PETREE



Certified Public Accountants

Voorhees, New Jersey
January 25, 2002

RUTHERFORD, BROWN & CATHERWOOD, LLC
STATEMENTS OF FINANCIAL CONDITION
as of December 31,

ASSETS	2001	2000
Current assets:		
Cash and cash equivalents (Note 2)	$ 745,395	$ 804,275
Accounts receivable:		
Commissions	129,114	144,037
Due from affiliate (Note 8)	16,596	2,297
Prepaid expenses	30,085	41,888
Total current assets	921,190	992,497
Office equipment and improvements, net (Notes 2 and 3)	6,343	26,686
Total assets	$ 927,533	$ 1,019,183

LIABILITIES AND MEMBERS' EQUITY	2001	2000
Current liabilities:		
Accounts payable and accrued expenses	$ 21,332	$ 21,124
Due to affiliate (Note 8)	939	29,667
Accrued commissions	54,329	102,431
Payroll taxes and withholdings	1,401	2,459
Total current liabilities	78,001	155,681
Members' equity (Notes 9 and 11):		
Class A interests	878,839	940,004
Class B interests	(29,307)	(76,502)
Total members' equity	849,532	863,502
Total liabilities and members' equity	$ 927,533	$ 1,019,183

See accompanying notes and accountants' report.

RUTHERFORD, BROWN & CATHERWOOD, LLC
STATEMENTS OF INCOME
for the years ended December 31,

REVENUE	2001	2000
Commissions	$ 1,536,464	$ 2,206,093
Fees	222,684	181,858
Interest and other	27,659	43,596
Total revenue	1,786,807	2,431,547
EXPENSES		
Commissions	590,756	935,808
Clearing charges	252,652	341,952
Administrative and other salaries	140,379	150,747
Money manager compensation	-	6,587
Service agreement	351,966	462,889
Outside services	263,728	261,704
Payroll taxes and benefits	57,689	75,798
Rent	98,779	86,251
Professional fees	35,035	60,201
Telephone and communications	10,638	12,621
Travel and entertainment	3,549	6,523
Assessments	1,831	7,546
Registration	23,699	30,684
Office	11,478	13,273
State and local business taxes	7,665	17,861
Dues and subscriptions	6,230	12,475
Solicitors' fees	-	(2,399)
Depreciation and amortization	19,674	28,999
Insurance	6,746	13,811
Equipment rental	30,997	12,317
Repairs and maintenance	286	8,775
Total expenses	1,913,777	2,544,423
Loss before income taxes	(126,970)	(112,876)
PROVISION FOR INCOME TAXES		
Current	-	4,666
Deferred	-	39,922
Total income taxes	-	44,588
Net loss	$ (126,970)	$ (157,464)

See accompanying notes and accountants' report.

RUTHERFORD, BROWN & CATHERWOOD, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
for the years ended December 31,

	Class A	Class B	Total Members' Equity
2001			
Balance, January 1, 2001	$ 940,004	$ (76,502)	$ 863,502
Capital contributions	-	113,000	113,000
Distributions	-	-	-
Net loss	(61,165)	(65,805)	(126,970)
Balance, December 31, 2001	$ 878,839	$ (29,307)	$ 849,532
2000			
Balance, January 1, 2000	$ 1,515,587	$ -	$ 1,515,587
Capital contributions	-	5,919	5,919
Distributions	(500,000)	(540)	(500,540)
Net loss	(75,583)	(81,881)	(157,464)
Balance, December 31, 2000	$ 940,004	$ (76,502)	$ 863,502

See accompanying notes and accountants' report.

RUTHERFORD, BROWN & CATHERWOOD, LLC
STATEMENTS OF CASH FLOWS
for the years ended December 31,

CASH FLOWS FROM OPERATING ACTIVITIES:	2001	2000
Net loss	$ (126,970)	$ (157,464)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation	19,674	28,999
Gain on sale of fixed assets	(121)	(1,498)
Deferred income taxes	-	39,922
Decrease in operating assets:		
Accounts receivable	14,923	842,079
Prepaid expenses	11,803	44,239
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	208	(69,992)
Accrued commissions	(48,102)	(194,910)
Payroll taxes and withholdings	(1,058)	(4,023)
Accrued income taxes	-	(6,245)
Net cash provided by (used in) operating activities	(129,643)	521,107
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from sale of fixed assets	790	2,325
Capital Contributions	113,000	5,919
Capital Withdrawals	-	(500,540)
Net cash provided by (used in) investing activities	113,790	(492,296)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Increase in due from Affiliates	(14,299)	-
Decrease in due to Affiliates	(28,728)	-
Net cash used in financing activities	(43,027)	-
Net increase (decrease) in cash and cash equivalents	(58,880)	28,811
Cash and cash equivalents, beginning	804,275	775,464
Cash and cash equivalents, end	$ 745,395	$ 804,275
SUPPLEMENTAL SCHEDULE OF CASH PAID DURING THE YEAR FOR:		
Income taxes	$ -	$ 6,458
Interest	$ -	$ -

See accompanying notes and accountants' report.

RUTHERFORD, BROWN & CATHERWOOD, LLC
NOTES TO FINANCIAL STATEMENTS

1. Business Activity:

Rutherford, Brown & Catherwood, LLC, the "Company", was organized as a limited liability company on August 8, 1999 under the laws of the state of Delaware.

The Company is a registered broker/dealer engaged in the following activities:

- General securities brokerage
- Bond trading
- Private securities placements
- Sale of mutual funds
- Sale of variable life insurance and annuities

The Company does not hold funds or securities for, or owe money or securities to, customers. In accordance with rule 15c3-1 under the Securities and Exchange Act of 1934, the Company must maintain minimum net capital of $100,000 and its aggregate indebtedness may not exceed 1500 percent of its net capital.

2. Significant Accounting Policies:

Revenue:

General securities transactions, as well as municipal bond trading profits, are recorded on a trade date basis.

Cash and Cash Equivalents:

Cash and cash equivalents consist of cash in banks, petty cash on hand, and highly liquid mutual fund investments.

Office Equipment and Improvements:

Depreciation of office equipment and improvements is provided using an accelerated method over estimated useful lives of five to seven years.

Income Taxes:

The Company is taxed as a partnership under the Internal Revenue Code and similar state statutes. In lieu of income taxes, the members are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes related to the Company is included in these financial statements. As discussed in footnote 4, the provision for income taxes for 2000 consists of amounts related to the tax year prior to the Company's change in tax status (see footnote 7).

2. Significant Accounting Policies, continued:

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. Office Equipment and Improvements:

Office equipment and improvements are recorded at cost less accumulated depreciation and amortization as follows:

	2001	2000
Computer equipment and software	$ 129,675	$ 144,524
Furniture and fixtures	39,713	39,713
Total office equipment and improvements	169,388	184,237
Less: accumulated depreciation	163,045	157,551
	$ 6,343	$ 26,686

4. Income Taxes:

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109 - "Accounting for Income Taxes". The provision for income taxes consists of the following:

	2001	2000
Federal:		
Current	$ -	$ 3,231
Deferred provision	-	30,089
Total Federal Provision	-	33,320
State:		
Current	-	1,435
Deferred provision	-	9,833
Total State Provision	-	11,268
	$ -	$ 44,588

The deferred tax provisions for the year ended December 31, 2000 consist of charges to eliminate the deferred tax assets that existed on January 1, 2000 due to a change in tax status. The current provisions for the year ended December 31, 2000 consist of taxes paid in 2000 in excess of what was accrued at December 31, 1999.

5. Operating Leases:

Premises:

The Company entered into various non-cancelable operating leases for its branch offices. During the year ended December 31, 2000 rent expense under these leases amounted to $1,892. As of December 31, 2000 all branch offices have been closed and there are no future lease obligations.

Equipment:

During 2000 the Company entered into an agreement to lease computers and related equipment. Some of the leased equipment is used by WAM. During 2001 the company billed WAM $28,804 for rental of computer equipment. During the years ended December 31, 2001 and 2000 rent expense under this lease, net of reimbursements from WAM, amounted to $ 20,972 and $4,019, respectively.

Minimum payments under long-term lease commitments in each of the years subsequent to December 31, 2001 are as follows:

2002	$ 47,719
2003	22,954
Thereafter	-
	$ 70,673

6. Employee Benefit Plan:

During fiscal 1991, RFC established a 401(k) and profit sharing employee benefit plan in which the Company participates. This plan is a defined contribution plan and covers substantially all employees.

Employees may contribute up to 15% of their gross salaries to the 401(k) component of the plan, subject to limitations imposed by the Internal Revenue Code of 1986, as amended. The Company matches 25% of the employee contributions up to a maximum of 4% of eligible compensation. Total contributions to the plan may not exceed 15% of aggregate eligible compensation. The Company's contribution to the profit sharing component of the plan is discretionary with no minimum contribution.

For purposes of the Company's contributions to the 401(k) component of the plan, commissions and the salaries of highly compensated employees, as defined by the federal tax code, are excluded from eligible compensation. Contributions by the Company to the 401(k) component of the plan for the years ended December 31, 2001 and 2000 were $651 and $1,017, respectively.

7. **Merger:**

On January 1, 2000 Rutherford, Brown & Catherwood, Inc. transferred its assets and liabilities into Rutherford, Brown & Catherwood, LLC in exchange for an interest in Rutherford, Brown & Catherwood, LLC. Rutherford Brown and Catherwood, Inc. was then liquidated and its interest in Rutherford, Brown & Catherwood, LLC was distributed to its parent and sole shareholder, Rutherford Financial Corporation (RFC). The combination has been accounted for at historical cost in a manner similar to a pooling of interests. Under the pooling of interests method, the book values of the separate companies' assets, liabilities, and stockholders'/member's equity are combined and become the recorded amounts of the combined Company's assets, liabilities, and stockholders'/member's equity.

8. **Related Party Transactions:**

The Company has an agreement with RFC, under which the Company will pay RFC a monthly fee for administrative services (included in "service agreement expense") and also reimburse RFC for rent, insurance and other expenses paid on the Company's behalf. The charges are based on actual expenses incurred by RFC in carrying out its responsibilities under the agreement and is reviewed and reconciled annually. Payments to RFC during 2001 and 2000 totaled $354,735 and $433,222, respectively. The annual reconciliation at December 31, 2001 revealed an overage of $16,596 that is included in the Company's due from affiliates at December 31, 2001. The annual reconciliation at December 31, 2000 revealed a shortfall of $29,667 that is included in the Company's due to affiliates at December 31, 2000 and was paid to RFC in 2001.

Members of the Company also own a majority interest in Walnut Asset Management LLC (WAM). The Company has a service agreement with WAM. Payments are made to WAM to cover a portion of the compensation expense associated with employees who are on WAM's payroll that also perform functions for RBC. WAM billed RBC $180,950 during 2001. All bills were paid in 2001. During 2001, WAM used the Company as a common paymaster to administer and disburse $138,566 in salary to two money managers that were employees of the Company. During 2001 the Company also received $28,804 from WAM for rental of office and computer equipment.

On January 31, 2001, Phoenix Investment Partners, Ltd. (PXP) acquired a majority interest in the Company and WAM. In conjunction with this transaction, PXP has agreed to pay on behalf of the Company and WAM up to an aggregate amount of $750,000 over a two-year period following the closing date. These funds are to be used by the Company to implement technological and sales/marketing initiatives with respect to the business of the Company. As of December 31, 2001, PXP had not made any related advances to the Company. The Company owes PXP $939 for miscellaneous expenses incurred by PXP on the Company's behalf. It is included in the Company's due to affiliates at December 31, 2001.

9. Limited Liability Company Members:

No member is obligated personally for any debt, obligation or liability of the Company solely by reason of being a member.

At December 31, 2001 and 2000 there were 500,000 Class A LLC units and 537,918 Class B LLC units issued and outstanding. Class A interests rank senior to Class B interests in respect to the right to receive payments out of assets of the Company upon dissolution or termination of the Company.

10. Concentration of Credit Risk:

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and accounts receivable. The Company places its cash with high credit quality institutions. At times such cash may be in excess of the FDIC insurance limit. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its accounts receivable credit risk exposure is limited.

11. Members' Equity:

On January 31, 2001, PXP purchased the stock of the Company's majority member, RFC, and its 500,000 Class A units of the Company. Also on January 31, 2001, PXP purchased an additional 278,426 Class B units of the Company from minority members.

* * *

SUPPLEMENTAL SCHEDULES

RUTHERFORD, BROWN & CATHERWOOD, LLC

SCHEDULE OF NET CAPITAL COMPUTATION

In accordance with Rule 15c3-1 under the Securities Exchange Act of 1934, as amended, the Company is required to maintain minimum net capital, as defined in subparagraphs (a)(1) of the Rule, of $100,000. The Company's net capital at December 31, 2001, is computed as follows:

Net worth at December 31, 2001	$ 849,532
Add: accrued taxes on non-allowable receivables in accordance with subparagraph (c)(2)(i)(E)	181
Less: non-allowable assets:	
Non-allowable receivables from broker/dealers	(1,810)
Other non-allowable receivables	(16,596)
Prepaid registration and fees	(20,790)
Prepaid expenses - other	(5,100)
Prepaid insurance	(3,195)
Prepaid income taxes	(1,000)
Office equipment and improvements, net	(6,343)
Net capital before haircuts on securities	794,879
Less: haircuts on securities positions	14,732
Net capital at December 31, 2001	**$ 780,147**

Pursuant to subparagraph (a)(1) of Rule 15c3-1, the Company's aggregate indebtedness does not exceed 1500 percentum of the Company's net capital at December 31, 2001 as computed above.

RUTHERFORD, BROWN & CATHERWOOD, LLC

SCHEDULE OF RECONCILIATION OF FOCUS II A REPORT TO AUDITED FINANCIAL STATEMENTS

December 31, 2001

There were no adjustments made to the Focus II A report balances as a result of this audit.

WAGNER SHARER MURTAUGH & PETREE
Certified Public Accountants
Business Advisors

18 West King Street
Malvern, PA 19355
610-647-7840

Laurelwood Corporate Center
1103 Laurel Oak Road
Suite 105B
Voorhees, NJ 08043

Tel: 856-435-3200
Fax: 856-435-4868
E-mail: wagnersharer.com

AUDITORS' REPORT ON INTERNAL CONTROLS

To the Members of
Rutherford, Brown & Catherwood, LLC

In planning and performing our audits of the financial statements of Rutherford, Brown & Catherwood, LLC (the Company) for the years ended December 31, 2001 and 2000, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Rutherford, Brown & Catherwood, LLC that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons
2) Recordation of differences required by rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Members – American Institute of Certified Public Accountants, New Jersey Society of Certified Public Accountants, Pennsylvania Institute of Certified Public Accountants

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate for the years ended December 31, 2001 and 2000, to meet the Commission's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

WAGNER SHARER MURTAUGH & PETREE

Wagner Sharer Murtaugh & Petree
Certified Public Accountants

Voorhees, New Jersey
January 25, 2002